BARCLAYS CAPITAL EQUITY AND FUNDS STRUCTURED MARKETS AMERICAS May 2010 S&P 500 DYNAMIC VEQTORTM INDEX VOLATILITY ENHANCED EQUITY BETA Free Writing Prospectus Filed Pursuant to Rule 433 (To Prospectus dated February 10, 2009 and Registration No. 333-145845 the Prospectus Supplement dated March 1, 2010) May 26, 2010

CONTENTS EXECUTIVE SUMMARY 2 HEDGING EQUITY INVESTMENTS WITH IMPLIED VOLATILITY 3 S&P 500 DYNAMIC VEQTORTMI INDEX 5 S&P 500 Dynamic VEQTORTM Index Overview S&P 500 Dynamic VEQTORTM Index Total Return – Hypothetical Performance

EXECUTIVE SUMMARY The S&P 500 Dynamic VEQTORTM Index (Volatility Equity Target Return) is a new investable index launched by Standard & Poor’s. The Index represents an investment in the broad equity market with a dynamically rebalanced volatility allocation and is available in total and excess return versions: S&P 500 Dynamic VEQTORTM Index TR (SPVQDTR) S&P 500 Dynamic VEQTORTM Index ER (SPVQDER) The S&P 500 Dynamic VEQTORTM Index (the “Index”) aims to provide enhanced risk-adjusted returns relative to the S&P 500 Index by coupling a base investment in the S&P 500 Index with an allocation to equity volatility (S&P 500 VIX Short-Term FuturesTM Index). Index Objectives The S&P 500 Dynamic VEQTORTM Index seeks to provide broad equity market exposure with an implied volatility hedge via dynamic allocation to: The US Equity Market (represented by the S&P 500 Index) and The Implied Volatility of the US Equity Market (represented by the S&P 500 VIX Short-Term FuturesTM Index) The Index aims to differentiate between low and high volatility environments and notionally invests part of a hypothetical portfolio into equity volatility as an alternative asset. Features Daily allocation review and rebalancing mechanism Long exposure to the US Equity Market and long exposure to equity implied volatility based on the realized volatility environment and trends in implied volatility “Stop Loss” feature that shifts the entire value of the Index to a cash investment under certain exceptional circumstances. 2 S&P 500 Dynamic VEQTORTM Index: Volatility Enhanced Equity Beta | May 2010

HEDGING EQUITY INVESTMENTS WITH IMPLIED VOLATILITY

Equity Volatility: Characteristics and Properties

Equity volatility has historically exhibited different trading patterns than the equity market

3 Unique Properties

- Historically, negative correlation to equity markets
- Historically, positive spikes during equity market downside
- Mean reversion: historically, implied volatility[1] rarely traded below 10%

[1] Implied Volatility is a market estimate of the volatility an asset will realize over a future period of time. The implied volatility of an asset is calculated by reference to the market price of listed options on the asset.

S&P 500® INDEX vs. VIX® INDEX


VIX® Index²
S&P 500® Index
90
70
50
30
10
1,600
1,300
1,000
700
400
VIX® Correlation with SPX: (73%)³
Nov-94
Dec-95
Jan-97
Feb-98
Mar-99
Apr-00
May-01
Jul-02
Aug-03
Sep-04
Oct-05
Nov-06
Dec-07
Jan-09
Apr-10
VIX® Index
S&P® 500 Index

[2] Data for the VIX® Index performance prior to the launch of the VIX® Index in 2004 is hypothetical and is an illustration of how the Index would have performed based on current methodology.

[3] Source: Based on Bloomberg data, Barclays Capital. Data for November 1994–April 2010; correlation is calculated between daily log returns.

Disclaimer: Historical results are not indicative of the future performance.

3

HEDGING EQUITY INVESTMENTS WITH IMPLIED VOLATILITY

Volatility vs. Equity

Long equity volatility position tends to supply put-option-like protection to long equity investments in downside markets due to its negative correlation to equity return

- Highly volatile markets tend to be associated with negative equity market returns
- The below graphs illustrate the historical distribution of daily annualized equity returns against the observed 12-month implied volatility on that day on the S&P 500® Index
- Historically, the level of negative correlation between equity market and volatility implied returns has increased during weak equity markets and thereby increased the effectiveness of using long equity position volatility for downside risk reduction (i.e., the larger the losses on a long equity exposure, the larger the gains on a long implied voalitity exposure)
- The negative correlation between equity market returns and volatility has a relatively strong and stable historical pattern as indicated in the graphs below

HISTORICAL RELATIONSHIP BETWEEN S&P 500® IMPLIED VOLATILITY AND S&P 500® INDEX RETURNS



Average Annualized SPX Returns¹ vs SPX Implied Volatility
30%
20%
10%
0%
(10%)
(20%)
(30%)
(40%)
9.81%
13.51%
5.04%
(1.02%)
(18.66%)
(37.41%)
10%-15%
15%-20%
20%-25%
25%-30%
30%-35%
35%+
Implied 12-Month SPX Volatility Level
SPX Implied Volatility and Equity Return Correlation (%)²
(40%)
(50%)
(60%)
(70%)
(80%)
(90%)
Jan-97
Mar-99
May-01
Jul-03
Oct-05
Dec-07
Apr-10
12-Month Rolling Correlation

¹ Source: Based on Bloomberg and Option Metrics Data, Barclays Capital. Data for sample of daily annual returns of S&P 500® Index between January 1996 and April 2010 are divided into six sub-samples according to the level of 12-month implied volatility on that day.

² The correlation between weekly natural logarithm changes in implied 12-month SPX volatility and weekly natural logarithum returns of the SPX is calculated over a moving 12-month calculation window between January 1996 and April 2010.

Disclaimer: Any table, chart or graph showing hypothetical returns is provided for purposes of illustration only. It should not be viewed as an indication or prediction of future investment results. It is intended merely to illustrate the impact of various hypothetical market values. Past performance is not indicative of future results.

4 | S&P 500® Dynamic VEQTOR™ Index: Volatility Enhanced Equity Beta | May 2010

S&P 500 DYNAMIC VEQTORTMI INDEX S&P 500 Dynamic VEQTORTM Index Overview The Index analyzes current realized volatility of equity markets Step 1: Determining Realized Volatility Environment1 Volatility Environment, RV t On a daily basis, the VEQTOR™ Index uses the annualized one- 0–10% month realized volatility level of the S&P 500 Index as the indicator 10–20% of the realized volatility environment, with the realized volatility falling into one of five categories. 20–35% 35–45% High realized volatility would signal that a larger allocation should &gt; 45% be made to long implied volatility to increase the protection of a long equity exposure. REALIZED VOLATILITY ENVIRONMENT Realized Volatility Environment 90% 80% 70% 22-day Realized Volatility 60% 50% 40% 30% 20% 10% 0% Dec-05 Apr-06 Aug-06 Dec-06 Apr-07 Aug-07 Dec-07 Apr-08 Aug-08 Dec-08 Apr-09 Aug-09 Dec-09 Apr-10 10%–20% 20%–35% 35%–45% &gt;45% 0%–10% Source: Based on Bloomberg data, Barclays Capital. Data for December 2005–April 2010. Realized volatility is a historical calculation of the degree of movement of the price of an asset over a period of time, based on prices of the asset observed daily in the market over a specified period. Past performance is not indicative of future results. 5

S&P 500DYNAMIC VEQTORTMI INDEX S&P 500 Dynamic VEQTORTM Index Overview The Index aims to detect changes in the volatility environment by observing Implied Volatility1 via the VIX Index Step 2: Determining Implied Volatility Trend To anticipate changes in the volatility environment, the 5-day and 20-day moving averages of one-month implied volatility are observed by reference to the CBOE Volatility Index (VIX Index) An Implied volatility trend is established when for 10 consecutive business days the 5-day VIX Index moving average is greater than or equal to (Uptrend) or less than (Downtrend) the 20-day VIX Index moving average. Uptrend intends to signal the increase in the implied volatility and heightened uncertainty about long equity investment performance. Downtrend intends to signal more stable equity markets performance and subsequent reduction in long volatility allocation. 10 Consecutive Implied Volatility Trend Daily Indicators 5-day Ave IV = 20-day Ave IV2 Uptrend 5-day Ave IV &lt; 20-day Ave IV2 Downtrend Neither No Trend MPLI ED VOLATILITY TREND IMPLIED VOLATILITY TREND 90% 80% VIX Index 70% 60% 50% 40% 30% 20% 10% 0% Dec-05 Apr-06 Aug-06 Dec-06 Apr-07 Aug-07 Dec-07 Apr-08 Aug-08 Dec-08 Apr-09 Aug-09 Dec-09 Apr-10 Uptrend No Trend Downtrend Source: Based on Bloomberg data, Barclays Capital. Data for December 2005–April 2010. Implied Volatility is a market estimate of the volatility an asset will realize over a future period of time. The Implied Volatility of an asset is calculated by reference to the market price of listed options on the asset. n-day Ave IV means the average of one-month Implied Volatility over n-number of business days. Past performance is not indicative of future results. 6 S&P 500 Dynamic VEQTORTM Index: Volatility Enhanced Equity Beta | May 2010

S&P 500® Dynamic VEQTOR™ Index Overview

Allocations to equity and investable implied volatility are evaluated and rebalanced daily

Step 3: Determining Target Weightings of the Equity and Volatility Components

- After evaluating the realized volatility environment and the implied volatility trend at the close on any business day, the weightings of each of the equity and volatility components are allocated on the following business day in accordance with the pre-defined weightings below:

Step 4: Evaluating Whether a Stop Loss Event Has Occurred

On a daily basis, the 5-business day performance of the Index is evaluated. If there is a decrease in such performance greater or equal to 2%, both equity and volatility allocations are moved into a 100% cash position at the close of the following business day, meaning that the weighting of each of the equity and volatility allocations will equal 0%. The Index will allocate back into equity and volatility components once the 5-business day peformance of the Index is greater than -2.0% (e.g., -1.9%) in accordance with Steps 1 through 3 described herein.

Realized Volatility Environment (RV_{t-1})	Target Equity / Volatility Allocation (w_t^{eq} / w_t^{vol})		
	Implied Volatility Downtrend (IVT_{t-1} = -1)	No Implied Volatility Trend (IVT_{t-1} = 0)	Implied Volatility Uptrend (IVT_{t-1} = +1)
RV_{t-1} < 10%	97.5% / 2.5%	97.5% / 2.5%	90% / 10%
10% <= RV_{t-1} < 20%	97.5% / 2.5%	90% / 10%	85% / 15%
20% <= RV_{t-1} < 35%	90% / 10%	85% / 15%	75% / 25%
35% <= RV_{t-1} < 45%	85% / 15%	75% / 25%	60% / 40%
RV_{t-1} >= 45%	75% / 25%	60% / 40%	60% / 40%

- Assuming no stop loss event has occurred, equity and volatility allocations make up 100% of the portfolio.

7

S&P 500 DYNAMIC VEQTORTMI INDEX The S&P 500 Dynamic VEQTORTM Index Total Return Hypothetical Performance VEQTOR™ allocation strategy is compared below to fixed 85% Equity/ 15% Volatility and 100% Equity Investments HYPOTHETICAL INDEX PERFORMANCE IN DIFFERENT MARKETS1 210 200 S&P 500 Dynamic VEQTOR™ Index Total Return 190 85% S&P 500 TR and 15% S&P 500 VIX Short-Term Futures™ Index TR 180 100% S&P 500 Total Return 170 160 150 140 130 120 110 100 90 80 70 60 50 Dec-05 Apr-06 Aug-06 Dec-06 Apr-07 Aug-07 Dec-07 Apr-08 Aug-08 Dec-08 Apr-09 Aug-09 Dec-09 Apr-10 S&P 500 Dynamic VEQTOR™ Index S&P 500 Dynamic VEQTOR™ Index tends to tends to increase volatility hedge during high-reduce volatility hedge in stable bull markets volatility environments (bear markets) Source: Based on Bloomberg data, Barclays Capital. Data for December 2005–April 2010 Combining Long Equity with Long Equity Implied Volatility Investments in a dynamic, market-risk measured way was designed to: Meaningfully reduce volatility of investment returns Increase Annualized returns Increase Return/Volatility Ratio of the total portfolio Hypothetical Historical Hypothetical Historical Period S&P 500 Dynamic VEQTORTM 85% S&P 500 TR and 15% S&P 500 VIX 100% S&P 500 TR 12/2005–04/2010 Index TR Short-Term Futures™ Index TR Cumulative Return 106.3% 3.4% 3.3% Annualized Return2 18.1% 0.8% 0.8% Annualized Volatility3 12.3% 16.0% 25.6% Return/Volatility Ratio 1.47 0.05 0.03 1 The returns of the S&P 500 Dynamic VEQTOR™ Index Total Return prior to November 18, 2009 are hypothetical and are an illustration of how the Index would have performed based on current methodology. 2 Annualized Return is calculated as a cumulative return divided by the years in the observation period. 3 Annualized Volatility is calculated as a square root of the sum of 252 squared natural logarithum daily returns in the observation period. Disclaimer: Any table, chart or graph showing hypothetical returns is provided for purposes of illustration only. it should not be viewed as an indication or prediction of future investment results. it is intended merely to illustrate the impact of various hypothetical market values. Past performance is not indicative of future results. 8 S&P 500 Dynamic VEQTORTM Index: Volatility Enhanced Equity Beta | May 2010

Portfolio Return Distribution (One-Year Daily Rolling Returns[1])

The S&P 500® Dynamic VEQTOR™ Index, based on hypothetical historical results, has tightened the return distribution and shifted it to the right in comparison with fixed 85% Equity/15% Volatility and 100% Equity Investments

HYPOTHETICAL IMPACT OF S&P 500® DYNAMIC VEQTOR™ STRATEGY ON PORTFOLIO RETURN DISTRIBUTION


Returns Distribution Before Volatility Allocation and Fixed Volatility Allocation
Frequency (%)
12%
10%
8%
6%
4%
2%
0%
100% Equity Average (-0.7%)
85% Equity & 15% Volatility Average 1.1%
(50%)
(25%)
0%
25%
50%
75%
One-Year Daily Rolling Returns
100% S&P® 500 TR
85% S&P 500® TR & 15% S&P 500 VIX Short-Term Futures™ Index TR
Returns Distribution after Dynamic Volatility Allocation
Frequency (%)
VEQTOR TR Average +21.6%
One-Year Daily Rolling Returns
100% S&P 500® TR
S&P 500® VEQTOR™ Index TR

Source: Based on Bloomberg data, Barclays Capital. Sample period: December 2005–April 2010

On a One-Year Rolling Return basis, the S&P 500® Dynamic VEQTOR™ Index, based on hypothetical historical results, has outperformed both fixed 85% Equity/15% Volatility and 100% Equity Investments:

- 100% Equity (S&P 500® Total Return) 75.5%[2] of the time and
- Fixed 85% Equity/15% Volatility Allocation 97.9%[2] of the time

Period 12/2005–04/2010	Hypothetical Historical S&P 500® Dynamic VEQTOR™ Index TR	Hypothetical Historical 85% S&P 500® TR and 15% S&P 500 VIX Short-Term Futures™ Index TR	100% S&P® 500 TR
Average Annualized Return[3]	21.6%	1.1%	-0.7%
Average Annualized Volatility[4]	12.5%	15.2%	25.2%
Average Return/Volatility Ratio	1.69	0.50	0.34
Best Annualized Return	76.7%	29.4%	72.3%
Worst Annualized Return	-15.4%	-28.4%	-47.5%

Source: Based on Bloomberg data, Barclays Capital. Sample period: December 2005–April 2010

[1] One-Year Returns are calculated daily based on prior 252 business-day Index performance.

[2] Source: Based on Bloomberg data, Barclays Capital. The Period of December 2005–April 2010 has 845 daily 252 business-day return samples.

[3] Average Annualized Volatility is calculated as an average of 845 daily 252-business day Index return samples during the observation period.

[4] Average Annualized Volatility is calculated as an average of 845 daily samples of Annualized Volatility during the observation period. Annualized Volatility is calculated as a square root of the sum of 252 squared natural logarithm daily returns.

Disclaimer: Any table, chart or graph showing hypothetical returns is provided for purposes of illustration only. It should not be viewed as an indication or prediction of future investment results. It is intended merely to illustrate the impact of various hypothetical market values. Past performance is not indicative of future results.

9

RISK FACTORS The Value of the index I Will Depend Upon the Success of the index I in Dynamically Allocating Between the Equity and Volatility Components—The Index seeks to provide investors with broad equity market exposure with an implied volatility hedge by dynamically allocating its notional investments among three components: equity, volatility and cash. The so-called “volatility hedge” component of the Index is premised on the observation that historically (1) volatility in the equity markets tends to correlate negatively to the performance of U.S. equity markets (i.e., volatility increases in periods of negative equity market returns, and vice versa) and (2) rapid declines in the performance of the U.S. equity markets generally tend to be associated with particularly high volatility in such markets. The Index, therefore, seeks to reflect such historically-observed trends by allocating a greater proportion of its notional value to investments in the U.S. equity markets during periods of low market volatility with the ability to allocate a greater proportion of its notional value to investments in a reference asset that tracks implied volatility during periods of high market volatility (but in no case will the weighting of the volatility component exceed a 40% allocation of the Index). Despite these historically-observed trends, there can be no assurance that such trends will occur. In particular, it is possible that periods of higher volatility may occur during periods when the U.S. equity markets are generally increasing in value. In this scenario, under the rules of the Index, the higher volatility trends would likely result in a reduced exposure to the equity component of the Index, the S&P 500, when, in fact, an investor would generally benefit from more, not less, exposure to such index. Conversely, it is possible that periods of lower volatility may occur during periods when the U.S. equity markets are generally decreasing in value. In this scenario, under the rules of the Index, the lower volatility trends would likely result in an increased exposure to the S&P 500 when, in fact, an investor would generally benefit from less, not more, exposure to such index. Therefore, if the correlations between the U.S. equity markets and market volatility do not behave as they have historically tended to behave, the Index may not be successful in allocating optimally between the equity and volatility components, and, in certain circumstances, it is possible that the dynamic allocation between the equity and volatility components could produce a lower investment return than a simple investment in the equity component alone. Accordingly, there is no assurance that the Index will outperform any alternative strategy that might be employed in respect of the equity and volatility components. The Value of the index I Will Depend Upon the Performance of the S&P 500 ER— While the Index is designed to provide a “volatility hedge” (as described above) during periods of high volatility and rapid decline of the U.S. equity markets, the value of the Index will continue to depend, in large part, on the performance of the S&P 500. Even if the Index is successful in dynamically allocating between the equity and volatility components, the value of the Index may fall as a result of a decline in the level of the S&P 500, in particular during periods when the decline in the level of the S&P 500 occurs during a period of low market volatility. This is because, under the rules of the Index, the lower volatility trends would likely result in an increased exposure to the S&P 500. Moreover, the volatility hedge component of the Index is limited to a maximum allocation of 40% of the Index, which means that at least 60% of the Index will be exposed to the S&P 500 (subject to the occurrence of a stop loss event as described in more detail herein). Therefore, while the volatility hedge component of the Index may act to mitigate a portion of the decline of the S&P 500 in certain market environments, the effect of such hedge has limitations, and can decline, even significantly, if the level of the S&P 500 declines. The Allocation of the Index I to the Equity and Volatility Components is Based on Realized Volatility and Implied I Volatility Measurements That May Not Effectively Predict Trends in Future Volatility—The Index allocates its weightings to the S&P 500 and the Short-Term VIX based on predetermined rules. The Index rules use a combination of historical volatility and market estimates of future volatility to predict future trends in volatility by taking into account both (1) the one-month realized volatility of the S&P 500 and (2) the implied volatility trend by reference to the VIX Index. There can be no assurance that the rules used by the Index will accurately predict market volatility over time. One-month realized volatility measures volatility over a historical period, and historical volatility may not be an accurate indicator of future market volatility. In addition, the implied volatility trend under the Index rules require the daily implied trend indicators (as defined herein) to remain constant for at least ten consecutive index business days. Therefore, even if the daily implied volatility trend indicators show an increase or a decrease in volatility for nine out of ten consecutive index business days, the resulting implied volatility trend will show that there is “no trend”, and the target allocations may not appropriately reflect future market volatility. Moreover, although realized volatility and implied volatility have tended historically to exhibit positive correlation, there may be periods during which the Index’s realized volatility and implied volatility measures are negatively correlated. In particular, it is possible that the Index’s realized volatility measure shows an increase in historical volatility while the Index’s implied volatility measure estimates a decrease in future volatility, or vice versa. If the correlations between the Index’s realized volatility and implied volatility measures do not behave over the term of the Notes as they have historically tended to behave, the Index may not be successful in allocating optimally between the equity and volatility components. Accordingly, there is no assurance that the Index’s method of assessing market volatility is the most effective way to predict patterns of volatility. As a result, if the Index fails to predict trends of volatility accurately, then the Index may not be successful in allocating optimally between the S&P 500 and the Short-Term VIX. The index I Allocates to the Equity and Volatility Components in Accordance with Pre-Defined Weightings That May Not Be Optimal—Subject to the occurrence of a stop loss event, the equity and volatility components comprise 100% of the Index. Their respective weightings are established by reference to the Index’s calculation of realized volatility and implied volatility trends (as discussed above) in accordance with pre-defined weightings. For example, when realized volatility is low and implied volatility is exhibiting a downtrend, more weight is allocated to the equity component in accordance with pre-defined rules. Conversely, when realized volatility is high and implied volatility exhibiting an uptrend, more weight is allocated to the volatility component. However, even if the Index is accurate in predicting volatility trends, the pre-defined weightings between the equity and volatility components may not be the most optimal allocations at any given moment. Therefore, there is no assurance that the weightings determined by the Index will outperform any alternative strategy that might reflect different weighting of the equity and volatility components. The Index and the Short-Term VIX Have Limited Historical Information, and It Will be Difficult to Compare the Performance of the Index to the S&P 500—The Index was launched on November 18, 2009. All data relating to the period prior to the launch date of the Index is an historical estimate by the index sponsor using available data as to how the Index may have performed in the pre-launch date period. In addition, the Short-Term VIX was created in December 2008, and the index sponsor has published limited information about how the Short-Term VIX would have performed had it been calculated prior to that time. In addition, futures on the VIX Index have only traded freely since March 26, 2004, and not all futures of all relevant maturities have traded at all times since that date. Because the Index, Short-Term VIX and the VIX Index futures that underlie the Short-Term VIX are of recent origin and limited or no historical performance data exists with respect to them, any investment may involve a greater risk than investing in alternate securities linked to one or more indices with an established record of performance. A longer history of actual performance may have been helpful in providing more reliable information on which to assess the validity of the proprietary methodology that each index makes use of as the basis for an investment decision. In addition, the index sponsor does not currently publish the performance of the S&P 500. As a result, it will be difficult to compare the performance of the Index to the performance of the S&P 500. Historical Values of the Index Should Not Be Taken as an Indication of the Future Performance of the Index—It is impossible to predict whether the Index will rise or fall. The actual performance of the Index may bear little relation to the historical value of the Index. 10 S&P 500 Dynamic VEQTORTM Index: Volatility Enhanced Equity Beta | May 2010

DISCLAIMER Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicated returns, performance or results will be achieved. This document has been prepared by Barclays Capital, the investment banking division of Barclays Bank PLC (“Barclays”), for information purposes only and without regard to the particular needs of any specific recipient. All information is indicative only and may be amended, superseded or replaced by subsequent summaries and should not be considered as any advice whatsoever, including without limitation, legal, business, tax or other advice by Barclays. Any offer or sale of a specific issuance of notes will only be made pursuant to a pricing supplement or free writing prospectus, which would include more complete descriptions of the risks associated with such notes. Investors should carefully read the detailed explanations of risks related to such notes, together with other information, that would be contained in the relevant pricing supplement or free writing prospectus, including but not limited to information concerning the tax treatment of the investment, before investing in such warrants. Furthermore, you should read this document together with the prospectus and the prospectus supplement, which Barclays Bank PLC has filed with the U.S. Securities and Exchange Commission (“SEC”) with respect to warrants, as described below. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in any warrants issued by Barclays Bank PLC. Barclays does not guarantee the accuracy or completeness of information which is contained in this document and which is stated to have been obtained from or is based upon trade and statistical services or other third party sources. Any data on past performance, modelling or back-testing contained herein is no indication as to future performance. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any modelling or backtesting. All opinions and estimates are given as of the date hereof and are subject to change. The value of any investment may fluctuate as a result of market changes. The information in this document is not intended to predict actual results and no assurances are given with respect thereto. Transactions of the type described in these materials may involve a high degree of risk and the value of such transactions may be highly volatile. Such risks include, without limitation, risk of adverse or unanticipated market developments, risk of counterparty or issuer default, risk of adverse events involving any underlying reference asset, entity or index and risk of illiquidity. In certain transactions, counterparties may lose their entire investment or incur an unlimited loss. This brief statement does not disclose all the risks and other significant aspects in connection with transactions of the type described in these materials. Please review the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement relating to the securities discussed herein for a further discussion of the risks. Prior to transacting, counterparties should ensure that they fully understand (either on their own or through the use of independent expert advisors) the terms of the transaction and any legal, tax and accounting considerations applicable to them. Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the relevant prospectus supplement, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 1-10257. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019. “Standard & Poor’s”, “S&P”, “S&P 500”, “Standard & Poor’s 500™”, “S&P 500 VIX Short-Term Futures™” and “S&P 500 VIX Mid-Term Futures™” are trademarks of Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays. “VIX” is a registered trademark of the Chicago Board Options Exchange, Incorporated and has been licensed for use by S&P. The Securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s or CBOE and Standard & Poor’s and CBOE make no representation regarding the advisability of investing in the Strategies or investments. The indices referenced in this document that are not in any way affiliated with the Barclays Group and the owners of those indices and their affiliates take no responsibility for any of the content within this document. This document is not sponsored, endorsed, or promoted by any of these entities or their affiliates and none of these entities make any representation or warranty, express or implied, to any member of the public regarding the accuracy of the information cited in this document. Barclays Capital – the investment banking division of Barclays Bank PLC (US Securities Affiliate: Barclays Capital Inc.); Registered in England 1026167. Registered Office: 1 Churchill Place, London E14 5HP; Authorized and regulated by FSA and member of the London Stock Exchange. 2010, Barclays Bank PLC (All rights reserved). CSNY324005v11 11

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